

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Via Email

Brian H. Sharples
President and Chief Executive Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, Texas 78703

> **Re:** **HomeAway, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed April 14, 2011**
> **File No. 333-172783**

Dear Mr. Sharples:

We have reviewed your response letter dated April 14, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated April 7, 2011.

Selected Consolidated Financial And Other Data, page 38

1.      We note your revised disclosure in response to prior comment 11. It is unclear to us how you have fully responded to our comment. In this regard, we note that you have not quantified the impact of acquisitions in your results of operations. Further, statements of operations data for the years ended December 31, 2006 and 2007 are not included in your results of operations. Therefore, we reissue our prior comment to discuss the impact of your acquisitions in this section pursuant to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Business Metrics, page 45

2.      We reissue comment 14 in part; please revise your disclosure in this section to provide a more detailed analysis of the changes in visits to websites, adjusted EBITDA, and free cash flow during the covered time periods. For guidance, refer to Section III.B.4 of SEC Release No. 33-8350.

Average Revenue per Listing, page 46

3.      In view of the trend decline in the rate of increase in average revenue per listing from 2008 to 2009 and from 2009 to 2010, 12.8% and 6.0% respectively, please discuss trends, events or uncertainties among your base pricing, uptake of listing enhancements, changes in pricing enhancements and foreign exchange rates that have impacted your average revenue listings over the periods ended December 31, 2010.

Renewal Rate, page 46

4.      Please disclose the brands you do include in your calculation of renewal rate.  To give context for their relevance as supporting the comprehensiveness of this key driver, disclose the amount of revenues associated with those brands in the aggregate compared to total related revenues over the periods disclosed.

Costs and Expenses, page 47

5.      We note your response to prior comment 29.  Please expand your cost of revenue discussion to include the information provided in your response to clarify to your readers why you do not break out your cost of revenue similar to revenue.

Results of Operations, page 50

Revenue, page 51

6.      Your response to prior comment 15 is unclear to us.  That is, it is unclear how you determined that the disclosure of revenue associated with acquired businesses is not material to investors' understanding of your business.  Specifically, you disclose on page 64, that you have acquired sixteen businesses since 2004.  You further disclose on page 43, that acquisitions have been integral to your revenue growth.  Your disclosure on page 52 does not clearly quantify the impact of each factor.  Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms.  See Section III.D of SEC Release No. 33-6835.

7.      While you note that the majority of your revenue growth was organic, you also disclose organic revenue growth declines in "Overview" on page 46, of 42.1%, 32.0%, and 28.6% over the periods 2008, 2009 and 2010, respectively.  It appears contributions and growth trends from acquired businesses would be material information to investors.  Please revise accordingly.

Income Taxes, page 55

8.      Expand your discussion to disclose the character of the future taxable income you are relying upon in determining that it is more likely than not that you will realize the

deferred tax asset as of December 31, 2010. Disclose why you believe the positive evidence supporting your conclusion for a $12.6 million decrease in the valuation allowance from December 31, 2009 to December 31, 2010 is commensurate with the extent to which it can be objectively verified. See paragraph ASC 740-10-30-23. In this regard describe known uncertainties surrounding your valuation allowance assumptions that you reasonable expect will have a material favorable or unfavorable impact on future results of operations.

Critical Accounting Policies and Estimates, page 62

Revenue Recognition, page 63

9.      We note your response to prior comment 13. Please expand your revenue recognition policy to discuss the additional features offered to your customers and your accounting for them.

Business Combinations, page 64

10.     We have reviewed your response to prior comments 18 and 19. Your response is unclear to us. We reissue our prior comment to expand your goodwill and intangible assets policy for the items noted below:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;
- Disclose how you determined the weighting of your income approach and market approach; and
- Please tell us how you selected your comparable companies when preparing your CPC valuation and how you determined that they were appropriate comparables. Also, please provide us with the comparable companies that you used.

Where you believe that material goodwill does not exist that is at risk of failing step one and deem the foregoing disclosures are not necessary, please consider disclosing that assertion.

## Stock-Based Compensation, page 65

11.     We note your expanded disclosure in response to prior comment 20.  Please further expand your disclosure in order to better explain, provide and support the significant assumptions you utilized in your valuations.  Please further expand your disclosure for your valuation as of June 30, 2010, to explain the significant increase from the March 31, 2010 valuation.  In this regard, we note that for your valuations as of December 31, 2009, March 31, 2010, and June 30, 2010, and September 30, 2010, you state, "we continued to demonstrate [y]our ability to meet [y]our expected results and execute [y]our plan toward an expected initial public offering."

12.     We have reviewed your disclosure in response to prior comment 22.  We note the significant increase in your valuation as of September 30, 2010, to your valuation as of December 31, 2010.  Your disclosure on page 68, states that you received updated information that resulted in higher valuation estimates.  Please expand your disclosure to discuss this information and explain its impact on the valuation.  Further expand your disclosure to explain and support your disclosure for your valuation as of December 31, 2010.  Please disclose if and how results or future projected results impacted your valuation.

## Business, page 71

## The Vacation Rental Industry, page 71

13.     In the first paragraph on page 72 you refer to statistics from an October 2008 report from PhoCus Wright.  Please tell us whether this information provides meaningful and useful information to potential investors, and what consideration you have given to including disclosure concerning how subsequent economic conditions may have affected the usefulness of the cited information.  In addition, tell us whether you are aware of similar reports that have been prepared by the author you cite, or others, after the dates of these sources, and whether the conclusions of any more current reports vary materially from the cited report.

## Executive Compensation, page 94

## Compensation Discussion and Analysis, page 94

## Award Decisions and Analysis, page 99

14.     We reissue prior comment 24 in part.  The second and third paragraphs of this subsection suggest that your compensation committee first set the size of the overall cash bonus pool for your named executive officers, and then your chief executive officer allocated this cash bonus pool among the other named executive officers.  Your disclosure on pages 97 through 99, however, states that annual cash bonus opportunities for each named

executive officer were targeted at a percentage of each named executive officer's base salary set by your compensation committee (either 50% or 60%), and were determined based on achievement of corporate performance measures (80% weighting) and individual performance measures (20% weighting). The disclosure on pages 97 through 99 (prior to this subsection) appears to state that your chief executive officer's only role in the annual cash bonus determination is to evaluate the other named executive officer's performance against their individual performance measures, and to advise the compensation committee accordingly. In addition, the first sentence of the second paragraph of this subsection states that your compensation committee determined that you had met each of the corporate performance measure objectives established for the year, yet the antepenultimate sentence of the paragraph states that your compensation committee determined that financial objectives were met at 99%. Please revise.

Certain Relationships and Related Party Transactions, page 114

Share Repurchases, page 116

Repurchases from Officers, page 117

15. Please revise to describe how you determined the repurchase price per share. See Item 404(a)(6) of Regulation S-K.

2010 Dividend Repayment and Stock Repurchase/Redemption Program, page 118

16. We note your response to prior comment 26; please revise to quantify the amount of proceeds you will use to redeem and pay off accumulated unpaid dividends on Series A, B, and C preferred stock. See Item 404(a)(6) of Regulation S-K.

Principal and Selling Stockholders, page 122

17. We reissue prior comment 27 with respect to footnotes one, two, three, eleven, and twelve. Although part of your response focuses on a lack of sole voting or investment power, Exchange Act Rule 13d-3 addresses shared beneficial ownership. Please revise as necessary to clearly disclose who has voting and/or investment power, including if shared. In addition, please provide a more detailed legal analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Unaudited Pro Forma Presentation, page F-7

18.     We have reviewed your revised disclosures in response to prior comment 30.  Your presentation of the redemption of the Series A and B preferred shares and the potential payment of the Series C preferred stock dividends presentation in the pro forma stockholders' equity as a mezzanine liability is unclear to us.  Please explain and disclose in greater detail why these amounts will continue to be reflected in your pro forma balance sheet after your initial public offering and refer to the authoritative accounting guidance supporting the presentation.  In your response, also explain to us how you determined certain of the Series C convertible redeemable preferred stock will also continue to be included in your pro forma balance sheet.  Also, in similar fashion to the historical reporting, revise the line item description to the unaudited pro forma presentation to disclose the issued and outstanding shares on a pro forma basis.

Subsequent Events, page F-16

19.     We note your revised disclosure in response to prior comment 32 that you have evaluated subsequent events through March 11, 2011.  We further note your disclosure in Note 17 on page F-41 regarding your acquisition in April 2011.  Please revise your disclosure to explain this apparent discrepancy.

Note 8. Commitments and Contingencies, page F-24

Legal, page F-25

20.     You disclose that there are no claims or actions pending or threatened where the ultimate disposition would have a material impact on your consolidated financial position, results of operations or cash flows.  If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Note 13. Net Loss Per Share, page F-39

21.     We have reviewed your response to prior comment 35.  Please tell us how you determined that stock options granted at the then-current fair market value are anti-dilutive.  If you determine that these stock options are not anti-dilutive, please tell us how you reconsidered the disclosure required under FASB ASC 260-10-50-2.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:     Via Email
        Paul Tobias, Esq.
        Wilson Sonsini Goodrich & Rosati